Mail Stop 4561

March 8, 2007

Patricia S. Morris
Senior Vice President and
Chief Financial Officer
VA Software Corporation
46939 Bayside Parkway
Fremont, CA 94538

>   **Re: VA Software Corporation**
>   **Form 10-K for the Fiscal Year Ended**
>   **July 31, 2006**
>   **Filed October 16, 2006**
>   **File No. 000-28369**

Dear Ms. Morris:

We have reviewed your response letter dated January 30, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed July 24, 2006

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 52

1.   Please refer to comment 1 in our letter dated January 30, 2007. We have reviewed your response and note that for agreements that have a contract term and provide for monthly minimum guarantees, you recognize revenue based on actual deliveries and if the monthly minimum guarantees have not been delivered, the

Company would not recognize revenue under the agreement. If a monthly minimum guaranteed impression is not met, help us understand how this affects your revenue recognition under the contract. In this regard, clarify how you compensate customers where monthly minimum guaranteed impressions are not met (e.g. whether an additional month of impressions is provided to the customer under the contract, whether additional impressions are provided to the customer in the following month, etc.). Additionally, clarify whether the guaranteed minimum impressions remain the same each month throughout the contract and if not, how this affects your revenue recognition policy. Please advise.

2.   As it relates to your hosting arrangements, tell us whether these arrangements include any up-front fees charged to customers, and if so, clarify the nature of the up-front fee and how the related revenue is recognized. Similarly, clarify whether you incur any set-up costs or acquisition costs associated with your arrangements and if so, tell us how you are accounting for such costs.

Forms 8-K filed August 29, 2006, November 28, 2006, December 4, 2006 and February 22, 2007

3.   Please refer to comment 7 in our letter dated January 30, 2007. We note in your response your reference to Exhibit A although it is not attached to your response letter. However, we have reviewed your Form 8-K filed February 22, 2007 which appears to include your revised disclosure as it relates to your non-GAAP measures. Based on your revised disclosure, we reissue part of our previous comment to explain in your disclosure what you mean by "core" operating results. In this regard, if you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your "core" operating results.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief